DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

100% Principal Protected Barrier Notes Linked to a Basket of Equity Indices

Global Equities ▪ Bullish ▪ Medium Term Investment

Indicative Terms as of December 11, 2008

CUSIP:	2515A0 XA 6
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P AA-
Maturity / Tenor:	3 Years
Basket:	S&P 500® Index, MSCI EAFE® Index and Russell 2000® Index, each a Basket Index and, collectively, the Basket Indices
Initial Basket Level:	100
Final Basket Level:	The Basket Closing Level on the Final Valuation Date
Basket Closing Level:	100 x [1 + (S&P 500 Return x 33.334%) + (MSCI EAFE Return x 33.333%) + (Russell 2000 Return x 33.333%)], where S&P 500 Return, MSCI EAFE Return, and Russell 2000 Returns are each the performance of the respective Basket Indices, expressed as a percentage, from their respective index closing level on the Trade Date to their respective index closing level on that day.
Barrier Event:	A Barrier Event will occur if the Basket Closing Level on any trading day during the Observation Period exceeds the Barrier Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to each of the Basket Indices commencing on the Trade Date to (and including) the Final Valuation Date.
Barrier Level:	145 – 154 (TBD on Trade Date)
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 note principal amount of $1,000 plus: ▪ If a Barrier Event **does not** occur, the Additional Amount; or ▪ If a Barrier Event **does** occur, the Minimum Return
Basket Return:	$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Additional Amount:	The Additional Amount per $1,000 note principal amount will equal $1,000 x (the greater of the Basket Return and 0%)
Minimum Return:	6.00% ($60 per $1,000 note principal amount). Only paid if a Barrier Event occurs.
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the Notes. Deutsche Bank Securities Inc., will pay fees to some broker-dealers of up to 0.75% or $5.00 per $1,000 principal amount and may additionally pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 principal amount. The Issuer will reimburse Deutsche Bank Securities Inc for such fees. Other amounts are payable to certain broker-dealers. Please see term sheet 562C for disclosure on these amounts.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If a Barrier Event does not occur, investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Basket Return, subject to a maximum return of between 45.00% and 54.00% (TBD on Trade Date).

Worst Case Scenario at Maturity

If a Barrier Event does not occur and the Final Basket Level is lower than the Initial Basket Level, investors receive the return of their principal, subject to the credit of the Issuer.

Benefits

- Global equity exposure
- Participation if the Basket Return is positive up to the Barrier Level and full protection of principal if the Basket Return is negative
- Potential alternative to low yield, fixed income investments
- Appropriate for investors who are moderately bullish or are looking to hedge a portion of their long only positions

Risks

- The Notes may underperform the market if a Barrier Event occurs
- Investor is not entitled to dividends or voting rights
- Various factors affect the value of the Notes prior to maturity
- If a Barrier Event occurs the Notes will return only the principal at maturity plus the Minimum Return, subject to the credit of the Issuer
- Investors should be willing and able to hold the Notes to maturity.
- Principal protection, Basket Return, and the Minimum Return feature are only applicable at maturity and are subject to the credit of the Issuer.

Important Dates

Offering Period:	December 11 – December 18, 2008
Trade Date:	December 19, 2008
Settlement Date:	December 24, 2008
Final Valuation Date:	December 21, 2011
Maturity Date:	December 27, 2011 (3 Years)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated December 11, 2008 R-5510-1 (08/08)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE NOT A DEPOSIT NO BANK GUARANTEE NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

[1] As of December 11, 2008. A credit rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to Notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Notes other than the ability of the Issuer to meet its obligations.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Barrier Note Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Barrier Level of 150 and a Minimum Return of $60)
If a Barrier Event Does Not Occur			A Barrier Event Does Occur
Basket Return %	Barrier Note Return %	Payment at Maturity (per $1,000 invested)	Basket Return %	Barrier Note Return %	Payment at Maturity (per $1,000 invested)
-20.00%	0.00%	$1,000	-20.00%	6.00%	$1,060
-10.00%	0.00%	$1,000	-10.00%	6.00%	$1,060
-5.00%	0.00%	$1,000	-5.00%	6.00%	$1,060
0.00%	0.00%	$1,000	0.00%	6.00%	$1,060
10.00%	10.00%	$1,100	10.00%	6.00%	$1,060
20.00%	20.00%	$1,200	20.00%	6.00%	$1,060
30.00%	30.00%	$1,300	30.00%	6.00%	$1,060
40.00%	40.00%	$1,400	40.00%	6.00%	$1,060
50.00%	50.00%	$1,500	50.00%	6.00%	$1,060
51.00%	N/A	N/A	51.00%	6.00%	$1,060

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

MARKET RISK — The return on the Notes at maturity, if any, is linked to the performance of the Basket and will depend on whether the Basket Closing Level ever exceeds the Barrier Level on any trading day during the Observation Period and the magnitude of the Basket Return.

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying the Basket Indices or contracts related to the Basket Indices. If the Basket Level exceeds the Barrier Level on any trading day during the Observation Period, you will receive only your principal amount plus the Minimum Return at maturity. This amount is less than you could receive on fixed income debt instruments of issuers with a similar credit rating. If the Basket Closing Level does not exceed the Barrier Level on any day during the Observation Period and the Final Basket Level is less than the Initial Basket Level, the Notes will not pay more than the principal amount at maturity.

THE BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the Notes may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Basket Indices.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity. You should be willing and able to hold your Notes to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES OR THE MARKET VALUE OF THE NOTES - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, any such research, opinions or recommendations could affect the level of the Basket Indices or the market value of the Notes.

COUNTERPARTY RISK - The payment of amounts owed to you under the Notes is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

LACK OF LIQUIDITY - The Notes will not be listed on any securities exchange.

NON-U.S. SECURITIES MARKETS RISKS - The stocks included in the MSCI EAFE® Index are issued by foreign companies in foreign securities These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory & other risks.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE - The Notes are subject to currency exchange risk through their exposure to the performance of the MSCI EAFE® Index, which measures the performance of foreign stocks and are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES - In addition to the Basket Closing Level on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER - Price movements in the Basket Indices may not correlate with each other. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Indices may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Indices.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement additional information.

TAX TREATMENT - The Notes should be treated as contingent payment instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations - Treated as Contingent Payment Instruments” in the accompanying term sheet or product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.562C  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 562C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

DWS Structured Products    1.866.637.9185    www.dws-sp.com